UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Eaton Vance Insured Florida Plus Municipal Bond Fund (EIF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27828E102

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 27828E102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  341,173

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  341,173

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

341,173

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

13.25%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D/A as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 341,173 shares of EIF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 13.25% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 341,173 shares or 13.25% of the outstanding shares. George W. Karpus presently owns 8,150 shares. Mr. Karpus purchased shares on August 20, 2007 at $12.73 (1,850 shares), August 30, 2007 at $12.95 (4,800 shares) and on October 22, 2007 at $13.45 (1,550 shares). Mr. Karpus sold shares on March 3, 2008 at $11.89 (50 shares). Karpus Management, Inc. presently owns 800 shares. KMI purchased shares on July 18, 2007 at $13.68 (50 shares), July 19, 2007 at $13.75 (100 shares), July 23, 2007 at $13.81 (50 shares), July 24, 2007 at $13.73 (50 shares), July 26, 2007 at $13.61 (100 shares), August 30, 2007 at $12.95 (200 shares), October 16, 2007 at $13.60 (100 shares), August 17, 2007 at $13.57 (50 shares), October 19, 2007 at $13.67 (50 shares) and on October 22, 2007 at $13.45 (50 shares). Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 8.23%. Urbana Partners L.P. currently owns 24,310 shares of EIF. None of the other principals of KIM presently own shares of EIF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 2/19/2008  2,300   $12.53
 2/20/2008  2,700   $12.60
 2/25/2008  (160)  $12.69
 3/3/2008  (500)  $11.89
 3/18/2008  (100)  $11.85
 3/20/2008  2,300   $11.53
 4/10/2008  2,200   $12.26
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EIF securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of EIF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a letter to the Fund on November 14, 2007 and on December 20, 2007. KIM also sent a proposal to the Fund on January 21, 2008, as well as an additional proposal and director nominees on April 17, 2008. A copy of the two letters and two proposals/director nomination are attached as Exhibits 1, 2, 3 and 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Azanda Donaldson
Title:   Vice-President
Date:   April 18, 2008

EXHIBIT 1
Letter to the Fund
Transmitted November 14, 2007

        November 14, 2007
The Board of Directors of:
 Eaton Vance Florida Municipal Income Trust; and
 Eaton Vance Insured Florida Municipal Bond Fund
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109
c/o Frederick Marius, Secretary

Re: Eaton Vance Florida Municipal Income Trust (FEV); and
 Eaton Vance Insured Florida Municipal Bond Fund (EIF)

Mr. Marius:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), represents beneficial ownership of 469,984 shares, or 11.04%, of Eaton Vance Florida Municipal Income Trust ("FEV") and 285,293 shares, or 11.08%, of Eaton Vance Insured Florida Municipal Bond Fund ("EIF").

As you are aware, Florida repealed its intangible personal property tax effective January 1, 2007 and has no state income tax. As a result, municipal bonds issued by the state of Florida no longer provide a specific tax advantage to Florida residents, and there is no reason to maintain a Florida state specific bond fund. These funds do not offer shareholders the benefits of the funds' original objective, and shareholders should be given an opportunity to exit these funds without damage.

We believe the board has 3 options to consider:

1.) liquidate;
2.) merge with a national municipal bond open-end fund; or
3.) merge with a national municipal bond closed-end fund.

As the largest shareholder of these 2 funds, we are concerned with being exposed to a high concentration of Florida securities without realizing favorable tax treatment. Regarding Option 1, liquidating the fund would allow shareholders to exit the fund and diversify into a similar national municipal bond fund at net asset value. Alternatively, Option 2 would also allow dissenting shareholders an opportunity to reduce their exposure to Florida without damage. Lastly, Option 3 (and the least preferable), is to merge the funds into a similar national closed-end fund (EIM, EIV, EVN). While this option may increase liquidity and reduce expenses for the funds, we are concerned that it may create a disproportionate weighting of Florida bonds that could not be reduced in a timely and cost effective manner.

Thank you for your time and consideration. Please do not hesitate to contact me directly to discuss these matters.

Sincerely,

/s/
Sharon L. Thornton
Director of Investment Personnel and Senior Analyst

EXHIBIT 2
Letter to the Fund
Transmitted December 20, 2007

        December 20, 2007
Mr. John E. Pelletier, Chief Legal Officer
 Eaton Vance Florida Municipal Income Trust and
 Eaton Vance Insured Florida Municipal Bond Fund
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

Re: Eaton Vance Florida Municipal Income Trust (FEV); and
 Eaton Vance Insured Florida Municipal Bond Fund (EIF)
 (collectively, the "Funds")

Mr. Pelletier:
We are in receipt of your letter dated December 12, 2007 and are fully aware of the press release issued by the Funds on the same date. We are particularly concerned with the time frame and lack of direction which are referenced in the letter; specifically that "sufficient time" is needed to reduce the Funds' Florida bond concentration and that the Funds "may consider other additional measures" in the future.

The repeal of the Florida intangible personal property tax was effective January 1, 2007. Shareholders have already waited almost one year for the Funds to address our concerns and now the Funds have told shareholders (via a press release on December 12, 2007) they will be incurring further expenses without offering a timely solution to the elimination of the purpose of the Funds' very existence.

As we stated in our previous letter, due to the repeal of the Florida intangible personal property tax, there is no reason to maintain a Florida state specific bond fund. Furthermore, the Funds are relatively small and consequently carry high expense ratios relative to their peers. Our belief is that the persistently wide discount to net asset value of the Funds is a function of high expenses, limited liquidity (low volume), and limited geographical diversification of each portfolio's holdings.

While we understand that the Trustees of the Funds cannot control legislative actions, we do believe that one year is more than adequate time to definitively address this issue. In fact, other fund families have proactively dealt with this very issue and have already obtained the necessary shareholder approvals to do so. It is our belief that the Trustees failure to be proactive has caused economic harm to shareholders due to excess discount widening (as can be seen on the attached charts comparing the discounts of FEV and EIF versus the national Eaton Vance municipal bond funds EIV, EIM and EVN).

Essentially, each Funds' shareholders have already owned shares of an investment which is not allowing them to realize the geographic diversification and economies of scale that they otherwise could in larger national municipal bond fund. We are not comfortable with the Trustees' lack of urgency to address this issue, and are requesting a more expedient response to alleviate this problem. In the absence of such an action, we reserve all rights as shareholders to present any additional options to fellow shareholders so as to minimize further economic harm.

Thank you for your time and consideration. I look forward to speaking with you soon regarding our concerns.

Sincerely,

/s/
Sharon L. Thornton
Director of Investment Personnel and Senior Analyst

cc: Trustees of FEV and EIF

EXHIBIT 3
Proposal Submitted to the Fund
Transmitted January 21, 2008

        January 21, 2008
Frederick Marius, Secretary
Eaton Vance Insured Florida Municipal Bond Fund
Eaton Vance Building
255 State St.
Boston, MA  02109

Re: Eaton Vance Insured Florida Municipal Bond Fund (NYSE: EIF)

Mr. Marius:
Pursuant to rule 14a-8 of the Securities Exchange Act of 1934, Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), submits the following proposal and supporting statement regarding the Eaton Vance Insured Florida Municipal Bond Fund. ("EIF" or the "Fund") for inclusion in management's proxy materials for the next meeting of shareholders (the "Meeting") anticipated to be held in July 2008:

  RESOLVED: The shareholders request the Board of Trustees to promptly consider merging the Fund with a similar national closed-end municipal bond fund.

  Supporting Statement

  The repeal of the Florida intangible personal property tax was effective January 1, 2007. Shareholders have waited over one year for the Fund to address our concerns, and now the Fund has told shareholders (via a press release on December 12, 2007) they will continue to incur further economic harm without offering a timely solution to the elimination of the purpose of the fund's very existence. There is no reason to maintain a Florida state specific bond fund. Furthermore, the Fund is relatively small and carries a high expense ratio relative to its peers. Our belief is that the persistently wide discount to net asset value is a function of high expenses, limited liquidity (low volume), and limited geographical diversification of the portfolio holdings. The Trustees' failure to be proactive on this issue has caused and continues to cause economic harm to shareholders. We believe one year is more than adequate time to definitively address this issue, and we cannot wait any longer. We therefore ask that you vote FOR merging the Fund with a similar national closed-end municipal bond fund.

END OF PROPOSAL

As is also required by rule 14a-8, we have attached a letter from U.S. Bank N.A, as well as a written statement from the "record" holder of the referenced shares, verifying that, at the time our proposal was submitted, said shares were continuously and beneficially owned and having a value of $2,000 or more for at least one year from the date of the submittal of this proposal. Furthermore, Karpus intends to hold the referenced shares on the attached through the expected date of the Meeting.

Sincerely,

/s/
Sharon L. Thornton
Director of Investment Personnel and Senior Analyst

EXHIBIT 4
Proposal Submitted to the Fund
Transmitted April 17, 2008

        April 17, 2008
VIA FACSIMILE & FEDERAL EXPRESS
Frederick Marius, Secretary
Eaton Vance Insured Florida Plus Municipal Bond Fund
Eaton Vance Building
255 State St.
Boston, Massachusetts 02109

Re: Eaton Vance Insured Florida Plus Municipal Bond Fund (NYSE: EIF)

Mr. Marius:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 341,173 shares or 13.25% of the outstanding common shares of the Eaton Vance Insured Florida Plus Municipal Bond Fund ("EIF" or the "Fund").

Karpus intends to present the following proposal at the 2008 annual meeting, anticipated to be held in July 2008:

PROPOSAL
  The investment advisory agreement between the Fund and Eaton Vance Management shall be terminated.

Florida repealed its intangible personal property tax effective January 1, 2007, and has no state income tax. As a result, there is no reason to maintain a Florida state specific municipal bond fund. On November 16th 2007, we sent a letter to the board addressing this specific concern. In response to our letter and concerns, the fund issued a press release stating that "sufficient time" is required to reduce the funds Florida bond concentration. Other fund companies have been far more proactive and have taken the initiative to reduce their geographical risk to Florida. We are concerned that the fund waited almost one full year to address this issue, and apparently did so only as a reaction to our shareholder letter.

As of 12/31/2007, EIF was 90% invested in Florida Bonds (the remainder was NY and Puerto Rico). As shareholders, we should not have to continue to bear this concentrated geographical risk without any tax benefits. The NAV performance of EIF has been extremely volatile, and has significantly underperformed comparable national municipal bond funds. Below is a chart of the performance of EIF versus comparable municipal bond indices.

 Fund/Benchmark   Q1 2008 NAV/Index Performance
 EIF    -8.75%
 Lehman Muni Bond Index  -0.61%
 Lehman Muni Bond Long Bond (22+) -4.14%

 Source: Bloomberg
The slow response of the fund to reduce exposure to Florida has caused economic harm to shareholders. The extreme volatility of the fund also indicates that the fund is not only exposed to geographic risk, but is also risky in nature. From 2/12 to 2/29, we saw the NAV decrease by 17%, then spring back the following week to increase by 12% by 3/7. We realize this was a volatile period for municipal bonds, but this is extreme as compared to the Lehman Muni Bond Index, which showed a 4.8% drop followed by a 3.0% increase. Indeed, this type of volatility is extreme even when compared to an equity index such as the S&P 500 which did not fluctuate nearly this much during the entire quarter. It appears that fund management has added risk to an already geographically risky portfolio. This is not what we signed up for and is hardly the performance and volatility we would expect from any municipal bond portfolio.

In addition to submitting the proposal above, this letter shall also serve to notify the Fund as to the nomination by Karpus of three (3) independent nominees for election to the Board of Directors of EIF (the "EIF Board") at the next Meeting anticipated to be held in July 2008. Pursuant to the Fund's DEF14A filed on May 31, 2007, Karpus believes that the terms of three (3) directors currently serving on the EIF Board expire at the Meeting.

To the extent there are in excess of three (3) vacancies on the EIF Board to be filled by election at the Meeting or EIF increases the size of the EIF Board above its existing size, Karpus reserves the right to nominate additional nominees to be elected to the EIF Board at the Meeting. Additionally, if this Notice shall be deemed for any reason to be ineffective with respect to the nomination of any of the Nominees at the Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Karpus.

Through this Notice, Karpus hereby nominates and notifies you of its intent to nominate Jeffrey P. Lessard, PhD, CFA, Dwight A. Pike, CFA and Brad Orvieto as independent nominees (the "Nominees") to be elected to the EIF Board at the upcoming Meeting. The basic premise of Karpus submitting nominees to the EIF Board is to ensure that shareholders' best interests are represented.

Each of the Fund's nominees anticipated to be elected at the Meeting serve on an average of 171 funds within the Eaton Vance Fund Family. The current Board members are not independent in our view. This lack of independence means that the Board does not have shareholders' best interests in mind and can be evidenced by the Board's lack of timely reaction to the repeal of the Florida intangible property tax. As is stated above, the slow response of the Fund to reduce exposure to Florida state specific municipal bonds caused shareholders economic harm. We therefore believe that shareholders must have independent representation on the Board and submit the following nominees, whose information is set forth below:

  Jeffrey P. Lessard, PhD, CFA;Age: 56; Address: c/o RIT College of Business, 12-A 317, Department of Finance and Accounting, Rochester, New York 14623; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Academic Director of Consumer Finance, Associate Director of the Center for Consumer Financial Services and a professor of Finance at the Rochester Institute of Technology; Dr. Lessard previously taught at the University of Wisconsin at Oshkosh, the State University of New York at Binghamton, Marshall University (serving as the Chairman of the Department of Finance and Business Law) and the University of Arkansas; Prior to teaching, Dr. Lessard was the Corporate Controller for Hindustani Imports; Education/Other: Dr. Lessard has obtained his CFA Designation; has obtained his Ph.D, Finance, University of Arkansas, 1983; M.A., Financial Economics, University of Arkansas, 1980; MBA, Accounting, Plymouth State College, 1978; and B.S.B.A., Marketing and Political Science, University of New Hampshire, 1975; Directorships/Other: Member of the Disciplinary Review Committee and Alternative Sanction Sub-Committee of the Chartered Financial Analysts Institute; Published in a wide variety of journals such as the American Business Review, Akron Business and Economic Review, New York Business and Economic Review, Business Insights, Journal of Financial Education, Journal of Global Business and Southern Business Review; Dr. Lessard's other professional affiliations include: Beta Gamma Sigma, Financial Analysts Federation, Rochester Society of Securities Analysts, Financial Management Association, Eastern Finance Association, Southern Finance Association, Southwestern Finance Association, Midwestern Finance Association and New York Economic Association.

  Dwight A. Pike, CFA; Age: 54; Address: 5 Holly Lane, Pinehurst, North Carolina 28374; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Pike's Financial Services, LLC, 2000-present, Owner of company specializing in providing accounting, tax, payroll and investment services to individuals and small businesses; Unquowa Partners, 1995-2000, Founding Partner of institutional brokerage business specializing in generating research on small cap companies for institutional clients; Knights of Columbus, 1988-1995 and 1980-1986, Vice-President of Investments managing equity portfolio; Cowen Asset Management, 1986-1988, Vice-President of Portfolio Management before returning to the Knights of Columbus; Mid-Continent Telephone Corporation (predecessor to Alltel), 1978-1980, Financial Analyst; Education/Other: CFA (awarded 1983); College of Wooster, Economics (B.A., 1976) and University of Connecticut (M.B.A., 1977); Directorships/Other: N/A.

  Brad Orvieto; Age: 51; Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Founded Horizon Financial Group, a Financial Planning and Investment Advisory firm, 1985. Horizon Financial Group merged with Strategic Asset Management Group, 1997; Education/Other: University of Miami School of Business (B.B.A, (1979), International Finance and Marketing;Directorships/Other: Board of Directors, Equus II Inc. (EQS), Broward County Housing Finance Authority-Member and past Chairman, Steering Committee for the Incorporation of the City of Weston, McDonald Family Foundation-Trustee, City of Plantation Comprehensive Planning Board, Anti-defamation League Civil Rights Committee, Broward County Tourist Related Program Grant Panel, Broward County Cultural Arts Grant Panel, Broward County Art in Public Places Steering Committee and Board of Directors-Temple Kol Ami.

In addition, Karpus does not believe any Nominee is an "interested person" of EIF, as defined in the Investment Company Act of 1940. Lastly, attached are the consents of Messrs. Lessard, Pike and Orvieto, whereby each individual consents to be nominated as a director of EIF at the Annual Meeting and further consents to serve if elected.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide it in order to cure any deficiency.

Sincerely,

/s/
Sharon L. Thornton
Director of Investment Personnel and Senior Analyst